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                                                                    EXHIBIT 12.1

                        PACIFIC GAS AND ELECTRIC COMPANY
                             A DEBTOR-IN-POSSESSION
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
(in millions)                                2003         2002         2001         2000          1999
                                             ----         ----         ----         ----          ----
EARNINGS:
Net income (loss)                          $   923      $ 1,819      $ 1,015      $(3,483)      $   788
Income taxes provision (benefit)               528        1,178          596       (2,154)          648
Net fixed charges                              964        1,029        1,019          648           637
                                           -------      -------      -------      -------       -------
TOTAL EARNINGS (LOSS)                      $ 2,415      $ 4,026      $ 2,630      $(4,989)      $ 2,073
                                           =======      =======      =======      =======       =======
FIXED CHARGES:
Interest on short-term borrowings
  and long-term debt, net                  $   947      $   996      $   981      $   616       $   604
Interest on capital leases                       1            2            2            2             3
AFUDC debt                                      16           21           12            6             7
Earnings required to cover the
  preferred stock dividend and
  preferred security distribution
  requirements of majority owned
  trust                                         --           10           24           24            24
                                           -------      -------      -------      -------       -------
TOTAL FIXED CHARGES                        $   964      $ 1,029      $ 1,019      $   648       $   638
                                           =======      =======      =======      =======       =======
RATIOS OF EARNINGS (LOSS) TO
  FIXED CHARGES                               2.51         3.91         2.58      (7.70)(1)        3.25
                                           =======      =======      =======      =======       =======

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of a majority-owned trust.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million for the year ended December 31, 2000.
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